November 22, 2024

Arthur Yu
Chief Financial Officer
Baozun Inc.
No. 1-9, Lane 510
West Jiangchang Road
Shanghai, China 200436

       Re: Baozun Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2023
           File No. 001-37385
Dear Arthur Yu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services